

June 21, 2019

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the Common Shares of Beneficial Interest of BLACKROCK SCIENCE AND TECHNOLOGY TRUST II under the Exchange Act of 1934.

Sincerely,

*Bev Sowyr*